

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4631

January 4, 2018

<u>Via E-Mail</u>
Mr. Patrick Winterlich
Executive Vice President and Chief Financial Officer
Hexcel Corporation
Two Stamford Plaza
281 Tresser Boulevard
Stamford, Connecticut 06901

      **Re: Hexcel Corporation
           Form 10-K
           Filed February 9, 2017
           File No. 1-8472**

Dear Mr. Winterlich:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Branch Chief
                                        Office of Manufacturing and
                                        Construction